FOR IMMEDIATE RELEASE
January 27, 2012
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Earnings Forecast and Dividends Forecast for the Fiscal Year Ending March 31, 2012

We announce the consolidated earnings forecast and the dividends forecast for the fiscal year ending March 31, 2012 as follows:
1. Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2012

(US GAAP)
	Net Sales	Operating income	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share - (basic)
	Million yen	Million yen	Million yen	Million yen	Yen
FY2011 forecast (A)	138,000	1,000	(1,800)	(1,000)	(5.77)
(Reference) FY2010 actual (B)	99,634	6,111	5,551	3,163	18.03
Difference (A-B)	38,366	(5,111)	(7,351)	(4,163)	(23.80)
Percentage change	38.5%	(83.6%)	-	-	-

<Reasons for the Earnings Forecast for the Fiscal Year Ending March 31, 2012>
We did not disclose the earnings forecast for the fiscal year ending March 31, 2012 in late October of last year due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditure.
At this time, we are able to disclose the earnings forecast for the fiscal year ending March 31, 2012, taking into account trends in orders input received and other factors in the third quarter.  Such earnings forecast is disclosed above.

2. Details of Dividends for the fiscal year
	Dividend per share (yen)
Record date	Interim	Year-end	Annual total
Previous forecast (As of October 27, 2011)	―	Undecided	Undecided
Current forecast	―	10.00	15.00
Dividends paid for FY2011	5.00	―	―
Dividends paid for FY2010	5.00	5.00	10.00

<Reasons for the Dividends Forecast>
Our basic policy is to make consistent dividend distributions, following a target dividend payout ratio of 20% or more despite a fluctuating market environment.
As the integration with Verigy Ltd. (which Advantest acquired in July 2011) progresses, and in light of the expansion in our operations, the year-end dividend per share forecast which was previously undecided, is forecasted as ¥10.00, and the current annual total dividend forecast is ¥15.00 which is a ¥5.00 increase from the previous fiscal year.

* Cautionary Statement with Respect to Forward-Looking Statements
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.